FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-48368

January 24, 2001

Dear Participant in the 2000 Employee Stock Purchase Plan Offering:

As you know, beginning December 29, 2000, Dime issued Litigation Tracking Warrants™ (LTWs™) to all stockholders of record as of December 22, 2000 (the distribution record date). According to our records, you elected to purchase shares of Dime common stock under the 2000 Employee Stock Purchase Plan Offering and therefore we have reserved for issuance to you one LTW for each share of Dime common stock underlying your future purchase.

A Prospectus was previously sent to you that provides you with the information you need to get a better understanding of the LTWs. I urge you to read the entire Prospectus carefully for a discussion of the LTWs, Dime’s common stock, the goodwill lawsuit that gives rise to the issuance of the LTWs and the risks associated with the LTWs.

As described under the section heading DISTRIBUTION OF THE LTWS on page 8 of the Prospectus, if the shares you elected to purchase are:

o	purchased by you prior to the trigger, you will receive the number of shares of Dime common stock you elected to purchase plus the number of LTWs that you would have received had the shares been purchased immediately before the distribution record date;

o	purchased by you on or after the trigger, you will receive the number of shares of Dime common stock you elected to purchase plus the number of additional shares of Dime common stock (and cash instead of fractional shares) equal to the number of shares of Dime common stock that you would have received had you:

1.	purchased the shares immediately before the trigger and received a corresponding number of LTWs and
2.	exercised the LTWs for shares of Dime common stock immediately after the trigger.
In the case of a purchase of shares on or after the trigger, the purchase price of the shares will be increased by the exercise price of the LTWs deemed received, and exercised, with respect to that purchase of shares.

If you did not receive a Prospectus or need another copy, please call either the Benefits Department at 800-DIMEHRD (800-346-3473) or the Investor Relations Department at (212-326-6170).

If you have any questions about the LTWs, please call the Human Resources Department Hotline at 800-DIMEHRD (800-346-3473). If you have any questions about your employee stock purchase plan election, or need additional notices, call (516) 745-2424

Sincerely,

Janet Krasowski